Filed by: OXiGENE, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934

Subject Company: VaxGen, Inc.
Exchange Act File No. 000-26483
Peter Langecker Chief Executive Officer plangecker@oxigene.com Advancing the Next Generation of Anti-Vascular Therapies December 2009

This presentation contains forward-looking statements under the meaning of the Private Securities Litigation Reform Act of 1995. These statements give our current expectations or forecasts and use words such as "anticipate," "estimate," "expect," "believe," and other words of similar meaning. Any or all of the forward-looking statements in this presentation may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties including but not limited to, the efficacy of our product candidates, their efficacy at acceptable dosage levels, the ability to raise capital when needed and on reasonable terms, projections of potential commercial sales of company products, the results and progress of clinical trials, developing the necessary manufacturing processes and gaining all necessary regulatory approvals, both in the United States and internationally. Consequently, no forward-looking statement can be guaranteed and actual results may differ materially. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements are contained in our most recent reports to the Securities and Exchange Commission including our Form 10-Q, 8-K and 10-K reports. However, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Safe Harbor Statement

Investment Highlights Rich Pipeline, Phase 3 Asset, Leadership in VDA Arena ZYBRESTAT in Phase 3 for anaplastic thyroid cancer (ATC) Pivotal Phase 3 trial under SPA; interim analysis 1H10 Gateway indication, with potential in multiple, large tumor types OXi4503: 2nd-generation, dual-mechanism VDA Active in solid and liquid tumors; currently in Phase 1b/2a) ZYBRESTAT topical for ophthalmology (preclinical / Phase 2*) Exclusive worldwide rights to all programs Significant opportunities for partnering / asset monetization Strong cash position through proposed VaxGen merger * Intravenous-route proof-of-concept and proof-of-mechanism studies

Broad Pipeline of VDA Assets ONCOLOGY (Intravenous) OPHTHALMOLOGY (Topical) Preclinical Product Candidate / Indication Phase I Phase II Phase III / Pivotal ZYBRESTAT(tm) (fosbretabulin) Anaplastic Thyroid Cancer (FACT) Non-small Cell Lung Cancer (FALCON) Platinum-Resistant Ovarian Cancer OXi4503 Advanced Solid Tumors 1° and 2° Hepatic Tumors Additional Phase I (US) ZYBRESTAT Choroidal Neovascularization: Polypoidal Choroidal Vasculopathy (PCV) (FAVOR) Registration Intravenous-Route Proof-of-Mechanism Study Topical-Route

ZYBRESTAT Development Strategy Multiple Avenues to Large Market Opportunities

VDA Differentiating Features Highly-Validated MoA: Tumor Blood Supply Inhibition Different, non-competitive and complementary to anti- angiogenics Preclinical studies show reduction in blood flow between 40-60% ZYBRESTAT and OXi4503 bind reversibly to tubulin, destabilizing the endothelial cells and causing them to become round Pre-existing tumor vessels are collapsed and occluded after ZYBRESTAT VDA X X X X X

Cavitating Lesion Tumor ZYBRESTAT: Rapid Destruction of Tumor Vasculature Before ZYBRESTAT 24 Hours after ZYBRESTAT Destroys Chemo-Resistant Tumor Core Metastatic tumor in the lung of anaplastic thyroid cancer patient

ZYBRESTAT in Anaplastic Thyroid Cancer (ATC) Strong Therapeutic and Commercial Rationale Highly aggressive and lethal cancer Median survival from diagnosis: approximately 3 months* Less than 10% one-year survival* 1,000 to 4,000 patients / year in U.S. and Europe No effective therapies Treated by sub-specialists Meaningful niche market revenue potential for OXiGENE Gateway to other forms of recurrent thyroid cancer, head & neck cancer, other solid tumors Defined path to FDA approval * McIver et al., Surgery 2001; Kebebew et al., Cancer 2005; Swaak-Kragten et al., Radiother Oncol 2009

Promising ZYBRESTAT Phase 2 Monotherapy Results in ATC Phase 2 ZYBRESTAT ATC study (monotherapy) 26 mostly pre-treated patients with biopsy-proven advanced (27%) or metastatic (73%) ATC Results Median survival: 4.7 months 1-year survival: 23% 3 patients alive at last follow-up: (12.1+, 24.4+ and 37.9+ months) 27% stable disease (SD) ^ 6 weeks or better Median survival of patients achieving SD: 12.3 months Appears well-tolerated to date Strong rationale for moving ahead to pivotal registration program

ZYBRESTAT FACT Trial: Pivotal Phase 2/3 in ATC Special Protocol Assessment (SPA) with FDA Orphan designation in US and Europe: Market exclusivity and patent protection Primary endpoint: overall survival 1H 2010 planned event-driven interim analysis by DSMC ZYBRESTAT + Carboplatin + Paclitaxel Treatment (n^120) Carboplatin + Paclitaxel Control (n^60) 180-patient, Randomized, Controlled Study with Adaptive Design

ZYBRESTAT: Impressive Activity in Ovarian Cancer Positive Phase 2 Data in Platinum-Resistant Disease (ASCO 2009) Platinum-resistant ovarian cancer: ZYBRESTAT + carboplatin + paclitaxel Phase 2 investigator-sponsored study (n=44) Study designed to test whether ZYBRESTAT re-establishes platinum sensitivity in patients Overall response rate = 25% confirmed in highly resistant patient population, additional 9% unconfirmed response Clinical benefit (PR or prolonged SD > 6 cycles) in 21/44 (48%) patients* Appeared to be well-tolerated; no GI perforations as seen with anti-VEGF therapy Results compare favorably with 10-20% response rates in 2nd- line chemotherapy Next development steps under consideration * OXiGENE analysis

Interim Results Show FALCON Combination Well-Tolerated 6 patients died during the evaluation period; 5 in the control arm and 1 in the treatment arm The combination of ZYBRESTAT with both bevacizumab and chemotherapy appeared to be well tolerated, with no new safety signals or overlapping toxicities Clinically significant QTc prolongation was not seen Rates of Grade 3/4 hypertension and cardiac ischemia were low An increase in Grade 3-4 neutropenia was observed in some patients on the treatment arm, but did not result in a difference in chemotherapy dose intensity between the two treatment arms Dose reductions and discontinuation of therapy were minimal and comparable between the two treatment arms Further Data Expected at ASCO 2010

FALCON: Phase 2 Study of ZYBRESTAT + Bevacizumab + Chemotherapy in 1st-line NSCLC First study combining anti-angiogenics and VDA First randomized, controlled Phase 2 trial designed to yield important safety and efficacy data Additional data expected at ASCO 2010 Potential foundation for advancing to pivotal registration trial ZYBRESTAT + Bevacizumab + Carboplatin + Paclitaxel Treatment (n^30) Bevacizumab + Carboplatin + Paclitaxel Control (n^30) Primary Endpoint: Progression-Free Survival

ZYBRESTAT: Appears Well-Tolerated to Date with Favorable Safety Profile Substantial clinical experience in cancer patients; 400+ patient data set with a wide range of tumor types Adverse events are reversible, transient, and manageable Most frequent AE's: nausea, emesis, headache, fatigue, tumor pain Transient and clinically significant hypertension in 10-20% of patients Readily managed or prevented in most cases with nitrates or calcium-channel blockers Low incidence of angina, myocardial ischemia (< 3%) comparable to or less than approved anti-angiogenics Transient QTc prolongation (mostly grade 1 and asymptomatic) Neotropenia from chemotherapy may be enhanced, however, febrile neutropenia requiring intervention is rare No cumulative toxicities or side-effects typical of cytotoxic agents

Next-Generation VDA: OXi4503 Dual-Mechanism Combines VDA & Direct Cytotoxic Activity OXi4503 prodrug metabolized by oxidative enzymes into active VDA and orthoquinone Oxidative enzymes elevated in AML, hepatocellular carcinoma, melanoma and other tumor types; uniquely suited to activate dual-mechanism Active VDA disrupts vasculature, causes hypoxia within tumor Orthoquinones are directly cytotoxic OXi4503 Prodrug Active VDA Vascular Disruption, Hypoxia Oxidative Enzymes Direct Cytotoxicity Orthoquinone

OXi4503 Showing Tolerability and Activity in Early Preclinical and Clinical Testing Exceptional preclinical profile Improved survival / complete responses with monotherapy in multiple solid and liquid tumor models in vivo Phase 1 and 2 studies ongoing Phase 1b/2a in hepatic tumors initiated March 2009; initial data 1H 2010 Tumor blood-flow inhibition and metabolic shutdown observed clinically No dose-limiting toxicity observed to date Development focus Primary and secondary hepatic tumors Potential in AML / liquid tumors Improved survival in rapidly-progressive murine colorectal liver metastasis model Days

ZYBRESTAT Topical in Ophthalmology Significant Unmet Need; Large Potential Market Opportunity Abnormal neovascularization is hallmark of eye diseases Intravitreal-route anti-VEGF therapy disadvantages Inadequate response / frequent and inconvenient treatment in some patients ZYBRESTAT topical advantages and opportunities Increased convenience and acceptance Combine with anti-VEGFs to enhance efficacy or extend interval between injections Poor or non-responders to anti- VEGF therapy Lead indication: polypoidal choroidal vasculopathy (PCV) Potential additional indications Age-related macular degeneration (AMD) Diabetic Retinopathy Corneal neovascularization Neovascular Glaucoma Rubeosis Retinopathy of Prematurity

ZYBRESTAT in PCV FAVOR Trial: Randomized, Placebo-controlled, Double-masked Phase 2 Important proof-of-mechanism study that is expected to lay foundation for advancing topical formulation Endpoints: imaging changes, visual acuity, safety Data will facilitate dose and dosing regimen Initiated June 2009 Full data set expected 1H 2010 ZYBRESTAT - single-administration, intravenous-route Placebo (n=8) 4 dose groups (8 subjects per group) 40 subjects

ZYBRESTAT Topical in Ophthalmology Setting the Stage for Success With Topical ZYBRESTAT Therapeutic concentrations achieved in retina/choroid with topical administration (rabbit, primate) Phase 2 proof-of-mechanism study (FAVOR) in PCV Pilot study ongoing with topical formulations Next Steps Select topical formulation Initiate IND-enabling toxicology studies Clinical study program with topical administration

OXiGENE Anticipated Milestones and Value Drivers Multiple high-potential programs approaching value-inflection points Broadest VDA pipeline in the industry Exclusive ownership of worldwide rights to all products Significant opportunities for partnering / asset monetization 2H '09 1H '10 2H '10 ZYBRESTAT Oncology FACT Pivotal Trial in ATC Interim analysis Enrollment complete FALCON RC Phase II in NSCLC Interim data Read out ZYBRESTAT Ophthalmology FAVOR RC Phase II Read out OXi4503 Phase I Read out Phase Ib/IIa hepatic Initial data

VaxGen Merger Will Significantly Strengthen OXiGENE Balance Sheet Estimated cash infusion of approximately $32M Potential upside in milestones and royalties from rPA anthrax vaccine program (Emergent BioSolutions) Provides cash runway into 2011, enabling continued clinical progress toward anticipated milestones Strengthens partnering initiatives

VaxGen-OXiGENE Merger Opportunity for Immediate Value to VaxGen Stockholders Initial ownership in combined entity approximately 20% based upon a target net cash of approximately $33M Maximum possible ownership = 27.6%, if all contingent shares released Short-term value creation possible within 12-18 months: clinical data from 5 human studies Q4 2009 NSCLC interim data with ZYBRESTAT Q2 2010 interim analysis of ATC pivotal trial with ZYBRESTAT Q2 2010 Phase Ib study in solid tumors with 4503 1H 2010 Phase II study in PCV with ZYBRESTAT for Ophthalmology Q4 2010 Phase II study in hepatic tumors with 4503 Projected to be superior to liquidation Estimated range of liquidation values between $0.29 - $0.61 per share given the remaining lease liability

VaxGen Liquidation Alternative Remaining lease liability of ~$22M represents a significant impairment to the liquidation value of VaxGen Landlord unwilling to settle for less than the NPV of the total liability Required to set aside full lease liability until settlement with landlord obtained; cannot dividend cash to stockholders to minimize settlement with landlord Time to liquidity unclear because of required legal procedures Could be initiated quickly, but take months to complete Time/Cost of settlement with landlord is unknown Time to monetize rPA contract is unknown; liquidating trust may be required Difficulty in preserving potential future value of AIDSVAX

VaxGen-OXiGENE Merger Opportunity for better lease termination outcome Lease liability capped at $10.48M for VaxGen stockholders, not $14 - 22M If space leased for <$6.6M, escrow shares released to VaxGen stockholders for an increase in ownership = 2.7% Between $6.6M and $10.48M, percentage of escrow shares released as liability reduced If >$10.48 M is spent to remove the lease liability, no escrow shares will be released to VaxGen stockholders

VaxGen-OXiGENE Merger rPA Anthrax Vaccine Contract Anthrax vaccine candidate sold to Emergent BioSolutions for milestone and royalty payments Awarding of a contract by the U.S. government results in a $3M milestone payment Prior to closing - $3MM valued as part of net cash After closing - $3MM valued in OXiGENE stock for +1.8% increase in ownership Timing could be within 1 - 2 years For every $100M of contract value, 0.76 % increase in ownership to be realized through release of additional escrow shares As OXiGENE stockholders, VaxGen stockholders will participate in any additional value of royalty stream from awarded contracts

Financial Summary OXiGENE cash balance as of September 30, 2009: $22.0M Post-merger combined cash, cash equivalents and marketable securities expected to be approximately $44.0 M Cash to support operations through Q1 2011 Quarterly cash utilization $9.0 M Continue to maintain a disciplined financial strategy Continue to pursue opportunities to strengthen our balance sheet in 2010 Committed equity facility with Kingsbridge

OXiGENE-Vaxgen Merger: Expected Benefits Opportunity for value creation for all stockholders to realize OXiGENE mitigates financial risk with an additional approximately $32M in cash OXiGENE enabled to bring 5 clinical studies to key inflection points and demonstrate the therapeutic potential of VDAs Value returned to VaxGen shareholders in OXiGENE stock expected to be greater than liquidation

OXiGENE: Excellent Potential for Near-Term Value Creation Rich VDA pipeline: industry-leading position ZYBRESTAT is valuable Phase 3 asset: potential for near-term commercial opportunity ATC is gateway indication: significant potential in multiple large markets OXi4503: 2nd-generation, dual-mechanism VDA active in solid and liquid tumors ZYBRESTAT topical for ophthalmology: potential advantages over anti- angiogenics Aggressive strategies for partnering and asset monetization Sound financial condition (pending VaxGen merger)